AUTO AFTERMARKET SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **69833**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Auto Aftermarket Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6203 San Ignacio Ave., Suite 110
(No. and Street)

San Jose	**CA**	**95119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Daniel Smith **843-689-6428**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

200 East Broad Street	**Greenville**	**SC**	**29601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **M. Daniel Smith**_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Auto Aftermarket Securities, LLC_____, as

of **December 31**_____, 20 **18**_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President
_____
Title

M. Daniel Smith

See notary attachment 3/01/2019
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CALIFORNIA JURAT GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on

this 1st day of March, 20 19, by
Date *Month* *Year*

(1) Melvin Daniel Smith

(and 2) ____________________),
Name(s) of Signer(s)

B. GALINDO
Notary Public - California
Santa Clara County
Commission # 2258752
My Comm. Expires Oct 15, 2022

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath of Affirmation

Document Date: 3/01/2019 Number of Pages: 1

Signer(s) Other Than Named Above: ____________________

Auto Aftermarket Securities, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   *1 - 2*

Financial Statements:

   Statement of Financial Condition   *3*

   Statement of Operations   *4*

   Statement of Changes in Member's Equity   *5*

   Statement of Cash Flows   *6*

   Notes to Financial Statements   *7 - 9*

Supplementary Information:

   Schedule I - Computation of Net Capital Under Rule 15c3-1   *10*
     of the Securities and Exchange Commission

Exemption Report Under Rule 15c3-3   *11*

Report of Independent Registered Public Accounting Firm   *12*



Report of Independent Registered Public Accounting Firm

To the Member
Auto Aftermarket Securities, LLC
San Jose, California

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Auto Aftermarket Securities, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule

1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Elliott Davis PLLC

Raleigh, North Carolina
February 28, 2019

Auto Aftermarket Securities, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	139,311
Other current assets		2,100
Total assets	$	**141,411**

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accrued expenses	$	13,398
Member's equity		128,013
Total liabilities and member's equity	$	**141,411**

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Interest income	$	359
Service/Fee Income		452,500
Total revenues		452,859

EXPENSES

Computer and Internet Expenses	300
Insurance Expense	485
Office Expense - Other	335
Outside Services - IT	3,828
Professional fees	70,527
Regulatory Expense	9,338
Rent Expense	18,319
Telephone Expense	6,892
Travel Expense	49,773
Total expenses	159,797
Net Income	$ 293,062

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total member's equity
JANUARY 1, 2018	$ 50,407
Net Income	293,062
Member contributions	65,979
Member distributions	(281,435)
DECEMBER 31, 2018	$ 128,013

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES

Net income	$	293,062

Adjustments to reconcile net income to net cash provided by operations:

Other current assets	(2,100)
Liabilities, accrued expenses	13,398
Net cash povided by operations	304,360

FINANCING ACTIVITIES

Member contributions	65,979
Member distributions	(281,435)
Net cash used for financing activities	(215,456)
Net increase in cash	88,904

CASH, BEGINNING OF YEAR		50,407
CASH, END OF YEAR	$	139,311

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC

Notes to Financial Statements

December 31, 2018

Note 1 Organization and Nature of Business

Auto Aftermarket Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company licensed in Michigan, California, New York, and South Carolina. The Company received approval from FINRA for membership on May 31, 2017. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Auto Aftermarket Securities LLC is a wholly owned subsidiary of Capstone Financial Group (the "Parent").

Note 2 Summary of Significant Accounting Policies and Activities

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and Equivalents

For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Income Taxes

The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2015.

Recently Issued Accounting Pronouncements

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. We expect to adopt the guidance using a modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental statement of financial condition recognition for lessees. The Company expects the right-of use assets and the lease liabilities recorded on the statement of financial condition will, at a minimum, be $6,208, based on future minimum lease payments required under current lease agreements. The Company does not expect a material effect from implementation of the new standard on its net capital, results of operations, and cash flows.

Note 3 Net Capital Requirement

The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018 the Company had a net capital of $125,913 which was $120,913 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 as of December 31, 2018.

Note 4 Operating Lease

The Company entered into a lease commitment for its office space commencing May 1, 2017 and expiring on May 1, 2018 and have agreed to a renewal of the lease agreement for the period November 1, 2018 – April 30, 2019.

The operating lease obligation for the remaining term of the lease is $6,208.

Note 5 Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide addition evidence about conditions that existed at the date of the balance sheet. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. There were no subsequent events to report.

Note 6 Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management believes that, as a result of its legal defenses, none of the actions, if determined adversely, should have a material effect on the financial condition of results of operations of the Company, although no assurance can be provided that the Company will not incur a loss.

For the year ended December 31, 2018, the Company had one client generate 100% of total revenues.

Note 7 Related Party Transactions

The Company shares office space, employees and other overhead expense with its Parent. For the year ended December 31, 2018, the Company incurred expenses of $159,768 related to this arrangement. At December 31, 2018, $10,081 was due to the Parent, as stated in the statement of financial condition as part of the liabilities, accrued expenses.

Auto Aftermarket Securities, LLC

6203 San Ignacio Avenue • Suite 110 • San Jose, CA 95119 •

Auto Aftermarket Securities, LLC
Exemption Report
December 31, 2018

Auto Aftermarket Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the entire period January 01, 2018 through December 31, 2018 without exception.

I, M. Daniel Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

_____

Title: President

Report of Independent Registered Public Accounting Firm

To the Member
Auto Aftermarket Securities, LLC
San Jose, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Auto Aftermarket Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
February 28, 2019